Exhibit 99.1

AMARIN CONCLUDES AGM

AMARIN CORPORATION PLC

LONDON, United Kingdom, July 19, 2007 Amarin Corporation plc today held its annual general meeting in London.  All twelve resolutions proposed to the meeting were passed by the shareholders.

Contacts:

Amarin:	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 236 5615
Paul Durman
Sarah Daly

Davy:
Ivan Murphy	+353 (0) 1 6796363
Fergal Meegan

About Amarin

Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease,

epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the US on the Nasdaq Capital Market (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Ends.